SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2013

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

Petrobras starts production at Baúna field, in Santos Basin

Rio de Janeiro, February 19th, 2013 – Petróleo Brasileiro S.A. – Petrobras announces that it has put into operation, on Saturday (02/16), the FPSO (Floating, Production, Storage and Offloading) Cidade de Itajaí, starting oil production at Baúna field, located at  block BMS-40, in the post-salt of the southern portion of Santos Basin.

The FPSO is connected to well 9-SPS-88, which has a potential to produce up to 12,000 barrels per day (bpd). Another ten wells (five production, four water injection and one gas injection) will be connected to the FPSO within the upcoming months, complementing the Development Plan of Tiro and Sídon accumulations. Peak production is expected to be achieved in August.

The new FPSO, which belongs to the OOG-TK (Odebrecht and Teekay) consortium, was converted at the Jurong Shipyard, in Singapore, and was chartered to Petrobras. It is able to process up to 80,000 barrels of light oil (34º API) and 2,000,000 m3 of gas per day. The unit is anchored at a water depth of 275 meters, 210 km off the coast and the produced oil is going to be shipped by relief tankers.

Petrobras holds 100% of the exploratory rights of block BMS-40.

With the start up of FPSO Cidade de Itajaí, Petrobras has put the third system into production this year. The other 2 units were the FPSO Cidade de São Paulo, which started production at the Sapinhoá field in January, 5th; and the FPSO Cidade de São Vicente, in Sapinhoá Norte, in February, 12th. These units have added 200,000 bpd to Petrobras production capacity.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 19, 2013
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.